

Investment Planners, Inc.
Member FINRA SIPC
Integrity ★ Performance ★ Innovation

Statement of Financial Condition

December 31, 2025



Investment Planners, Inc.
Integrity ★ Performance ★ Innovation

Table of Contents
December 31, 2025



HOLT & PATTERSON, LLC

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance
Investment Planners, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Investment Planners, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO

We have served as the Company's auditor since 2025.

March 2, 2026

260 CHESTERFIELD INDUSTRIAL BLVD CHESTERFIELD, MO 63005 PHONE 636/530-1040 FAX 636/530-1101



INVESTMENT PLANNERS, INC.

Statement of Financial Condition
December 31, 2025

Assets

Current Assets:		
Cash and cash equivalents	$	234,177
Investments - trading, at fair value		193,409
Commissions and concessions receivable		431,753
Deferred tax asset		27,983
Miscellaneous receivable		147,093
Prepaid expenses		176,736
Due from affiliates		277,450
Total current assets		1,488,601
Fixed Assets:		
Leasehold improvements		152,254
Office furniture and equipment		245,764
Software		45,273
		443,291
Less accumulated amortization		(394,775)
Net fixed assets		48,516
Total Assets	$	1,537,117



INVESTMENT PLANNERS, INC.

Statement of Financial Condition - Continued
December 31, 2025

Liabilities and Stockholders' Equity

Current Liabilities:

Accounts payable and accrued expenses	$	142,426
Deferred liability		147,110
Commissions payable		463,811
Total current liabilities		753,347
Total Liabilities		753,347

Stockholders' Equity:

Common stock, no par value, 100,000 shares authorized, 12,375 shares issued and outstanding	12,375
Paid in capital	10,125
Retained earnings	761,270
Total stockholders' equity	783,770

Total Liabilities And Stockholders' Equity	$	1,537,117

The notes to the statement of financial condition are an integral part of this financial statement.



Notes to Statement of Financial Condition
December 31, 2025

Note 1 - Significant Accounting Policies

Nature of Operations: The Company operates as a broker and dealer of various types of investment vehicles throughout the United States. The administrative office is located in Decatur, Illinois. Operations in other states are conducted through commissioned representatives. Such commissioned representatives are responsible for their own offices.

Basis of Accounting: The Company's financial statements are prepared using the accrual method.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Deposit with Clearing Broker: The Company is required to maintain a deposit of $50,000 with the organization that clears its customers' transactions. The $50,000 is included in cash and cash equivalents

Commissions and Concessions Receivable: Commissions and concessions receivable are stated at the amount management expects to collect from balances outstanding at year-end. In the opinion of management at December 31, 2025, all commissions and concessions receivable were considered collectible and no allowance was necessary.

Investments: The Company classifies its investments as trading. Securities classified as trading are carried in the financial statements at fair value. Realized and unrealized gains and losses are reported in operations.

Miscellaneous Receivable: Miscellaneous receivables consist of amounts due from representatives and IPI Wealth Management, Inc., a related party through common ownership. Management assesses collectability of these receivables on an individual basis.

Fixed Assets: Office and equipment - depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized the lesser of the economic useful life of the improvement or 15 years. Software is amortized over three years. Depreciation in the amount of $6,562 was expensed during 2025.

Account Payable: Includes premium payable for financing of fidelity bond insurance and accrued expense for invoices.

Deferred Liability: Represents funds charged an received from registered representatives for fidelity bond insurance which are amortized over the life of the insurance policy.



Notes to Statement of Financial Condition - Continued
December 31, 2025

Note 1 - Significant Accounting Policies (Continued)

Income Taxes: The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities based on the differences between the financial statement and tax bases of assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates.

Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740, *Income Taxes*. Under that guidance the Company assesses the likelihood that tax positions will be sustained based upon examination of facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC 450, *Accounting for Contingencies*. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. As of December 31, 2025, the Company had no uncertain tax positions, or interest and penalties, that qualify for either recognition or disclosure in the financial statements.

Management has reviewed the Company's tax positions for the open tax years (current and three years prior) and concluded no provision for income tax is required. Such tax years remain subject to examination by tax authorities.

Statement of Cash Flows: For the Statement of Cash Flows, certain prior year balances have been reclassified to conform to current year presentation.

Note 2 - Cash and Cash Equivalents

At December 31, 2025, cash and cash equivalents consisted of:

Checking account	$	93,978
Money market funds		90,199
Deposit with clearing broker		50,000
	$	234,177

Note 3 - Fair Value Measurements

Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. A three-tier hierarchy is used to classify fair value measurements for disclosure purposes. The three-tier hierarchy of inputs is summarized in three broad levels as follows:



Notes to Statement of Financial Condition - Continued
December 31, 2025

Note 3 - Fair Value Measurements (Continued)

- Level 1 - Unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities

- Level 2 - Inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, quoted prices for similar instruments in active markets, interest rates, yield curves and credit spreads. For assets or liabilities with a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3 - Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available. These inputs, based on the best information available in the circumstances, would include reasonably available information about the assumptions that a market participant would use in valuing the asset or liability and might include the Company's own data.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The Company has no Level 2 or Level 3 investments or liabilities in 2025.

The inputs used to measure the fair value of an asset or liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Assets measured at fair value on a recurring basis as of December 31, 2025 are as follows:

	Fair Value Measurements at Reporting Date Using:			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$ 193,409	193,409		
Totals	$ 193,409	$ 193,409	-	-

The Company recognizes transfers between levels at the end of the reporting period. There were no transfers between levels for 2025.



Notes to Statement of Financial Condition - Continued
December 31, 2025

Note 4 – Commissions and Concessions Receivable

Commissions and concessions receivable are stated at the amount management expects to collect from balances outstanding at year-end. In the opinion of management, all receivables for commissions and concessions were considered collectible and no allowance was necessary. At December 31, 2025, amounts receivable consist of the following:

Fees and commissions receivable	$	283,329
Receivable from clearing broker		148,424
	$	431,753

Note 5 - Related Party Expense Reimbursement

The Company is related to IPI Wealth Management, Inc. through common ownership. During 2025, the Company reimbursed IPI Wealth Management, Inc. for certain expenses that IPI Wealth Management, Inc. paid on behalf of the Company in accordance with an expense sharing agreement. In 2025, the amount of the reimbursement was $600,000 which includes, but is not limited to, expenses such as salaries & benefits, payroll expenses, travel, utilities, training, software fees and marketing. At December 31, 2025 the Company has a receivable from affiliates of $277,450 from IPI Wealth Management, Inc. and IPI Private Wealth LLP.

Note 6 - Operating Leases/Related Party Transactions

The Company recognizes leases in accordance with FASB ASC 842, *Leases* which requires public business entities to recognize a right-of-use asset and a lease liability in the Statement of Financial Condition. All leases held by the Company are short-term, therefore, no right-of-use asset or lease liability is required to be established.

The Company leases its Decatur office space under an agreement on a month to month basis, dated January 1, 2018. The landlord, IPI Holding, LLC, is an affiliate through common ownership. The lease is classified as a triple net lease. Office lease expense incurred in 2025 was $33,600, included in occupancy in the statement of operations.

Note 7 - Income Taxes

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which enhances the transparency and decision usefulness of income tax disclosures. Adjustments to the annual disclosure of income taxes include: (1) A tabular rate reconciliation comprised of eight specific categories, (2) Incomes taxes paid, disaggregated between significant national, state, and foreign jurisdictions, (3) Eliminates requirements to disclose the nature and estimate of reasonably possible changes to unrecognized tax benefits in the next 12 months or that an estimated range cannot be made, and (4) Adds a requirement to disclose income (or loss) from continuing operations before income tax expense (or benefit) by national and foreign, and income tax expense (or benefit) from continuing operations disaggregated between national, state and foreign jurisdictions. The ASU is effective for public business entities for fiscal years beginning on or after December 15, 2024 with early adoption permitted. The



Note 7 - Income Taxes (Continued)

amendments in ASU 2023-09 were adopted by the Company on a retrospective basis. There was no material impact to the Company's financial statements as a result of adopting ASU 2023-09.

Note 8 – Contingent Liabilities

In the normal course of business, the Company is involved, from time to time, in legal proceedings that are incidental to its operations. The Company accrues potential losses for these matters when it is both reasonably estimable and probable.

Note 9 - *RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS*

The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statements.

Segment Reporting, ASC 280

In November 2023, the FASB issued ASU 2023-07 on segment reporting effective for entities with fiscal years beginning after December 15, 2023.

The Company has one reportable segment: retail brokerage (the "Segment"). The Segment has Registered Representatives who assist customers in the purchase and sale of securities and annuities, for which the Company receives a commission. The Company derives revenue primarily in North America.

The Company's chief operating decision maker (the "CODM") is the chief executive officer.

The accounting policies of the Segment are the same as those described in the summary of significant accounting policies. The CODM assesses the performance of the Segment and decides how to allocate resources based on net income as reported on the Statement of Operations. The measure of segment assets is reported in the Statement of Financial Condition as total assets.

The Company's Segment revenue and expenses are regularly reviewed by the CODM in a format that aligns directly with the total as presented in the Statement of Operations.



Notes to Statement of Financial Condition - Continued

December 31, 2025

Note 10 - Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its checking account and a money market account in one financial institution located in Decatur, Illinois and two money market funds with other fund groups. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company does not have any cash balances that materially exceeded the balance insured by the FDIC as of December 31, 2025. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 11 – Indemnifications

In the normal course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

Note 12 – Off-Balance Sheet Risk

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC).

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing brokers carry all the accounts of the customers of the Company and offer the following services: execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker.

Note 13 – Regulatory Net Capital Requirements

The Company is subject to the SEC net capital requirements which require minimum net capital amounts be maintained. At December 31, 2025, the Company's minimum net capital requirement was the greater of $50,000 or 6-2/3% of aggregate indebtedness. At December 31, 2025, the Company had net capital of $169,491 which was $119,941 in excess of its required minimum net capital. The ratio of aggregate indebtedness to net capital is 3.74 to 1 which is less than the 15 to 1 maximum ratio related to the aggregate indebtedness to net capital ratio.



Note 13 – Regulatory Net Capital Requirements (Continued)

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. The Company executes and clears its customer securities transactions on a fully disclosed basis with a clearing broker, RBC Correspondent Services. The clearing broker carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker. In addition, the Company has subscription way business activities with various mutual fund and annuity carriers. In connection with its subscription way business activities, the Company will not claim an exemption from Rule 15c3-3, in reliance on Footnote 74 of SEC Release No. 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

Note 14 – Subsequent Events

Management has evaluated subsequent events for recognition or disclosure through March 2, 2026, the date these financial statements were available for issuance, and determined there were no material subsequent events that required disclosure